Invest in Yes Chef App Inc

Imagine Uber meets Yelp with this platform you can
book a chef in your home



🐦 f @   CHARLOTTE NC   Technology   Technology Business   Private Chefs   Personal Chef   Food Service

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Why you may want to invest in us...

1   First to market in terms of on demand chef platform

2   Perfect timing for this type of gig economy platform

3   Ive been doing this business for 10 years proving this business model works

Why investors ❤ us

Our team


Kevin Winston
Founder
Private chef to the stars, served on the board of No Kid Hungry Foundation.



Delana Winston
VP of Marketing "CMO"


In the news

 **Get to know these 8 Black personal chefs in Charlotte**

While COVID-19 has wreaked havoc on the restaurant industry, the
personal chef business has been thriving. "A lot of people are missing
going out to eat, so instead they are booking private chefs to come into

October 23, 2020 ⊕ charlotteobserver.com

Downloads

📄 trim.C80CF7DC-119F-4248-B725-29393F6793F0.MOV

Yes Chef App Inc



There's no secret that personal and private chefs are in more of a demand than ever!

Here's the problem: With over one hundred thousand restaurants being closed within the past 3 months YELP says "60% of restaurants with COVID-19 closures have closed permanently."

Here's The Solution:
At your convenience YES CHEF app is giving you not only the ability to book a chef in your home, but also to customize your menu preference, see chef reviews, and book a chef. (No hidden fees, No start-up fees, No overhead costs)

Our goal is to allow customers to book the chef experience of their lifetime in less than 3 minutes

Currently personal and private chefs are in high demand due to COVID-19, because families are looking to host more gatherings but would also like to social distance. Our chefs have and will be COVID tested and practice all standard policies for our customers.

This business model has been proved because our founder Chef Kev has been in business as a personal and private chef for the past 10 years.


BUSINESS MODEL
02 TECHNOLOGY
Yes Chef App earns
30% per transaction
DEALS
PROFIT
01 PARTNERSHIP
On demand Private
Chef earns 70%
03 REVENUE
Average transaction
$1000

Business Model: Our on-demand food concierge service app connects Chefs with customers and Customers with Chefs we earn 30% of the revenue. Yes Chef earns Chefs will be able to earn 70% of every transaction; Yes Chef App will in return earn 30% of those transactions.

Our Next Steps: To keep growing our technology and building on the marketing side. Add more chefs and customers and build new revenue streams, features, and products. To go after personal chefs, private chefs, certified chefs, and newly graduated chefs who are aspiring to become chef into the market.

We will increase our customer base by continuing to go after the COVID-19 cautious customers who are still looking to entertain at home while staying safe.



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